Exhibit 99.B(d)(55)

Schedule B
to the
Sub-Advisory Agreement
between
SEI Investments Management Corporation
and
LSV Asset Management
Dated November 30, 2010, amended as of April 2, 2018

Pursuant to Paragraph 4, the Adviser shall pay the Sub-Adviser compensation at an annual rate as follows:

SEI Institutional Managed Trust

U.S. Managed Volatility Fund	[REDACTED]

Tax-Managed Managed Volatility Fund	[REDACTED]

Tax-Managed International Managed Volatility Fund	[REDACTED]

SEI Investments Management Corporation	LSV Asset Management

By:	By:
/s/ William T. Lawrence	/s/ Kevin Phelan

Name:	Name:
William T. Lawrence	Kevin Phelan

Title:	Title:
Vice President	Chief Operating Officer